Exhibit 99.2

PyroGenesis Canada Inc.

Condensed Consolidated Interim

Financial Statements

As at September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021

(Unaudited)

September 30, 2022.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

	Notes	September 30,	December 31,
		2022	2021
		$	$
Assets
Current assets
Cash and cash equivalents	6	2,364,861	12,202,513
Accounts receivable	7	23,788,454	17,639,616
Costs and profits in excess of billings on uncompleted contracts	8	2,904,743	4,922,710
Inventory		1,717,746	887,590
Investment tax credits receivable	9	315,988	256,513
Income taxes receivable		46,425	117,029
Current portion of deposits	11	1,127,051	1,328,452
Current portion of royalties receivable		339,762	311,111
Contract assets		302,374	375,789
Prepaid expenses		1,352,700	717,661
Total current assets		34,260,104	38,758,984
Non-current assets
Deposits	11	41,270	248,756
Strategic investments	10	6,698,835	14,901,659
Property and equipment		3,505,033	3,712,937
Right-of-use assets		4,975,106	5,765,993
Royalties receivable		996,904	947,543
Intangible assets		2,234,900	2,774,198
Goodwill	4	2,660,607	2,660,607
Total assets		55,372,759	69,770,677
Liabilities
Current liabilities
Bank indebtedness		713,046	–
Accounts payable and accrued liabilities	12	12,655,409	10,069,177
Billings in excess of costs and profits on uncompleted contracts	13	7,363,106	9,400,231
Current portion of term loans	14	77,063	83,004
Current portion of lease liabilities		2,664,101	2,934,236
Balance due on business combination	4	2,915,708	2,242,503
Income taxes payable		192,298	23,048
Total current liabilities		26,580,731	24,752,199
Non-current liabilities
Lease liabilities		2,965,136	2,389,729
Term loans	14	313,224	107,901
Balance due on business combination	4	989,027	1,709,700
Deferred income taxes		–	42,394
Total liabilities		30,848,118	29,001,923
Shareholders’ equity
Common shares and warrants		83,229,349	82,104,086
Contributed surplus		23,672,034	19,879,055
Accumulated other comprehensive income		73,066	3,444
Deficit		(82,449,808)	(61,217,831)
Total shareholders’ equity		24,524,641	40,768,754
Total liabilities and shareholders’ equity		55,372,759	69,770,677
Contingent liabilities, Note 22

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q3 2022	PyroGenesis Canada Inc.	1

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
		$	$	$	$
Revenues	5	5,657,783	9,317,926	15,711,726	23,863,001
Cost of sales and services	17	1,544,607	5,265,395	8,047,554	12,733,979
Gross profit		4,113,176	4,052,531	7,664,172	11,129,022
Expenses
Selling, general and administrative	17	5,911,488	4,901,131	18,615,390	15,287,141
Research and development, net		290,374	389,806	1,577,370	1,386,847
		6,201,862	5,290,937	20,192,760	16,673,988
Net loss from operations		(2,088,686)	(1,238,406)	(12,528,588)	(5,544,964)
Changes in fair value of strategic investments	10	(1,802,477)	1,868,862	(8,103,587)	(10,380,709)
Finance costs, net	18	(183,694)	(6,792)	(523,707)	(99,965)

Net earnings (loss) before income
taxes		(4,074,857)	623,664	(21,155,882)	(16,025,638)
Income taxes		–	–	76,095	–
Net earnings (loss)		(4,074,857)	623,664	(21,231,977)	(16,025,638)
Other comprehensive income (loss)
Items that will be reclassified subsequently to profit of loss
Foreign currency translation
gain on investments in foreign
operations		21,151	–	69,622	–
Comprehensive income (loss)		(4,053,706)	623,664	(21,162,355)	(16,025,638)
Earnings (loss) per share
Basic	19	(0.02)	0.00	(0.12)	(0.10)
Diluted	19	(0.02)	0.00	(0.12)	(0.10)

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q3 2022	PyroGenesis Canada Inc.	2

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Nine months ended September 30, 2022 and 2021

(Unaudited)

	Notes	Number of common shares	Common shares and warrants	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total
			$	$	$	$	$
Balance - December 31, 2021		170,125,795	82,104,086	19,879,055	3,444	(61,217,831)	40,768,754
Shares issued upon exercise of stock options	15	1,200,000	1,125,263	(429,263)	–	–	696,000
Share-based payments	15	–	–	4,222,242	–	–	4,222,242
Other comprehensive income for the period		–	–	–	69,622	–	69,622
Net loss and comprehensive loss		–	–	–	–	(21,231,977)	(21,231,977)
Balance – September 30, 2022		171,325,795	83,229,349	23,672,034	73,066	(82,449,808)	24,524,641
Balance - December 31, 2020		159,145,993	67,950,069	10,480,310	–	(19,007,273)	59,423,106
Shares issued upon exercise of stock options	15	3,477,000	1,437,022	(349,254)	–	–	1,087,768
Shares issued upon exercise of warrants and compensation options	15	8,337,897	13,085,197	–	–	–	13,085,197
Share-based payments	15	–	–	4,884,219	–	–	4,884,219
Shares purchased for cancellation	15	(166,684)	(347,019)			(863,440)	(1,210,459)
Net loss and comprehensive loss		–	–	–	–	(16,025,636)	(16,025,636)
Balance – September 30, 2021		170,794,206	82,125,269	15,015,275	–	(35,896,349)	61,244,195

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q3 2022	PyroGenesis Canada Inc.	3

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Cash Flows

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

	Notes	Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
		$	$	$	$
Cash flows provided by (used in)
Operating activities
Net earnings (loss)		(4,074,857)	623,664	(21,231,975)	(16,025,636)
Adjustments for:
Share-based payments	17	931,572	673,194	4,222,242	4,884,219
Depreciation of property and equipment	17	155,481	93,701	446,883	254,079
Depreciation of right-of-use assets	17	157,844	153,177	479,466	404,188
Amortization and write-off of intangible assets	17	218,760	91,333	656,278	104,892
Amortization of contract assets		117,070	118,696	212,420	424,765
Finance costs	18	183,694	6,792	523,707	99,965
Change in fair value of strategic investments		1,802,477	(1,868,862)	8,103,587	10,380,709
Income taxes		–	–	76,095	–
Unrealized foreign exchange		5,880	–	48,090	–
		(502,079)	(108,302)	(6,463,207)	527,181
Net change in balances related to operations	16	1,089,162	(2,324,191)	(3,439,454)	(16,877,125)
Investing activities		587,083	(2,432,493)	(9,902,661)	(16,349,944)
Additions to property and equipment		(46,753)	(223,412)	(238,979)	(1,408,300)
Additions to right-of-use assets		–	–	–	(36,903)
Additions to intangible assets		(54,012)	(100,964)	(116,980)	(208,116)
Purchase of strategic investments	10	–	(1,205,011)	(3,604,000)	(10,401,522)
Disposal of strategic investments		750,390	–	3,703,237	12,374,047
Business combination, net of cash acquired		–	1,104,393	–	1,104,393
Financing activities		649,625	(424,994)	(256,722)	1,423,599
Bank indebtedness		(228,134)	–	713,046	(189,207)
Interest paid		(179,572)	(37,571)	(419,028)	–
Repayment of term loans		(8,304)	(3,078)	(24,693)	(9,076)
Repayment of lease liabilities		(464,138)	(80,198)	(656,713)	(161,249)
Repayment of balance due on business combination		–	–	(217,778)	–
Proceeds from issuance of other term loans		–	–	203,857	–
Proceeds from issuance of shares upon exercise of warrants		–	–	–	13,085,197
Proceeds from issuance of shares upon exercise of stock options		696,000	683,323	696,000	1,087,768
Shares purchased for cancellation		–	–	–	(1,210,459)
		(184,148)	562,476	294,691	12,602,974
Effect of exchange rate changes on cash denominated in foreign currencies		20,793	–	27,040	–
Net increase (decrease) in cash and cash equivalents		1,073,353	(2,295,011)	(9,837,652)	(2,323,371)
Cash and cash equivalents - beginning of period		1,291,508	18,076,539	12,202,513	18,104,899
Cash and cash equivalents - end of period		2,364,861	15,781,528	2,364,861	15,781,528
Supplemental cash flow disclosure
Non-cash transactions:
Purchase of intangible assets included in accounts payable		–	74,911	–	19,372
Purchase of property and equipment included in accounts payable		–	72,565	–	113,657
Addition of right-of-use assets and lease liabilities		–	–	–	2,120,894
Accretion of balance due on business combination		43,222	–	170,310	–
Accretion interest on royalties receivable		39,099	–	78,012	–
Accretion on term loan		7,816	–	20,197	–

The accompanying notes form an integral part of the condensed consolidated interim financial statements

Q3 2022	PyroGenesis Canada Inc.	4

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

1.	Nature of operations

PyroGenesis Canada Inc. and its subsidiaries (collectively, the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and sustainable solutions to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR” on NASDAQ in the USA under the symbol "PYR" and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “.

2.	Basis of preparation

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Statements, as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2021.

These financial statements were approved and authorized for issuance by the Board of Directors on November 10, 2022.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,
(ii)	stock-based payment arrangements, which are measured at fair value on the grant date pursuant to IFRS 2, Share-based Payment; and
(iii)	lease liabilities, which are initially measured at the present value of minimum lease payments

(d)	Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity; and it has the ability to affect those returns through its power over the entity.

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

These consolidated financial statements include the accounts of the Company and its subsidiaries, Drosrite International LLC and Pyro Green-Gas Inc. and its subsidiaries. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the Chief Executive Officer ("CEO") and controlling shareholder’s family and is deemed to be controlled by the Company. Pyro Green-Gas Inc. (formerly AirScience Technologies Inc. until the renaming on September 14, 2021) was acquired by the Company on August 11, 2021 (see note 4). All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(e)	Significant accounting policies

These financial statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended December 31, 2021.

Q3 2022	PyroGenesis Canada Inc.	5

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

3.	Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2021.

4.	Business combination in fiscal 2021

On August 11, 2021, the Company completed the acquisition of Pyro Green-Gas Inc. and its subsidiaries (formerly AirScience Technologies Inc. prior to its renaming on September 14, 2021), a Montreal-based company which offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls, for a maximum purchase price consideration of $4.4 million in cash, subject to customary post-closing adjustments. In addition, the Company settled a pre-existing loan receivable from Pyro Green-Gas Inc. of approximately $1.7 million. The transaction was executed essentially through a purchase of the entirety of the common class “A” shares of Pyro Green-Gas Inc. This acquisition enables the Company to springboard into the renewable natural gas market and provides an advantage compared to building its own operations. In addition, the Company will now have a presence in Italy and India, and the acquisition will provide potential synergies with the Company’s land-based waste destruction offerings. The purchase price will be paid upon the achievement of various contract and business-related milestones by Pyro Green-Gas Inc. The Company’s assessment is that these milestones will be realized at various moments during the next 30 months. The contingent consideration was estimated using a discount rate of 8%.

The acquisition was accounted for using the purchase method and the final allocation of the purchase price is as follows:

$
Total consideration
Consideration paid at closing	1
Contingent consideration	3,841,999
Consideration paid at closing and continent consideration	3,842,000
Settlement of pre-existing loan receivable from Pyro Green-Gas	1,744,400
5,586,400

December 31, 2021 Final $
Net assets acquired
Current assets [1]	5,186,086
Right of use asset	477,608
Property and equipment	42,552
Intangible assets and Goodwill [2]	4,780,607
Deferred income tax asset	79,360
Current liabilities	(4,507,907)
Non-current liabilities	(471,906)
5,586,400
[1]	Includes $807,946 of cash and trade receivables with a net fair value of $3.3 million, including an allowance for doubtful accounts of $0.5 million.
[2]	The goodwill of $2.7 million recorded on the transaction is mainly attributable to the expected growth in biogas upgrading market and the expertise of the workforce, and it is not expected to be deductible for tax purposes.

The maximum purchase price consideration of $4,355,600 was discounted to $3,842,000, at August 11, 2021 and an accretion expense of $170,310 was recognized in Net finance costs in the Consolidated Statement of Comprehensive Loss for the nine month period ended September 30, 2022.

Q3 2022	PyroGenesis Canada Inc.	6

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

5.	Revenues

The following is a summary of the Company’s revenues by product line:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue from contracts with customers by product line:
PUREVAP™	4,243,138	999,875	5,617,942	5,524,642
DROSRITE™	71,431	1,983,524	1,408,048	6,373,130
Development and support related to systems supplied to the U.S. Navy	420,809	1,957,981	1,757,168	6,677,188
Torch related sales	684,997	645,894	3,307,150	1,398,729
Biogas upgrading and pollution controls	89,698	3,712,000	3,260,850	3,712,000
Other sales and services	147,710	18,652	360,568	177,312
	5,657,783	9,317,926	15,711,726	23,863,001

The following is a summary of the Company’s revenues by revenue recognition method:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue from contracts with customers:
Sales of goods under long-term contracts recognized over time	1,997,474	8,405,565	11,406,066	19,122,840
Sales of goods at a point of time	60,309	912,361	705,660	1,440,161
Other revenue:
Sale of intellectual properties	3,600,000	–	3,600,000	3,300,000
	5,657,783	9,317,926	15,711,726	23,863,001

See note 24 for sales by geographic area.

Transaction price allocated to remaining performance obligations

As at September 30, 2022, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $25,965,367 (2021 - $43,458,148). Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

6.	Cash and cash equivalents

As at September 30, 2022 and December 31, 2021, cash and cash equivalents include the following components:

	September 30, 2022	December 31, 2021
	$	$
Cash	1,678,906	3,568,561
Guaranteed investment certificates	685,955	8,633,952
Cash and cash equivalents	2,364,861	12,202,513

Q3 2022	PyroGenesis Canada Inc.	7

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

7.	Accounts receivable

The following table provides details on accounts receivable outstanding:

	September 30, 2022	December 31, 2021
	$	$
1 – 30 days	7,229,866	2,260,428
31 – 60 days	273,550	44,838
61 – 90 days	30,957	6,855,822
Greater than 90 days	14,461,080	7,357,825
Total trade accounts receivable	21,995,453	16,518,913
Other receivables	202,690	270,536
Sales tax receivable	1,590,311	850,167
	23,788,454	17,639,616

As at September 30, 2022 the allowance for expected credit loss is $551,845 ($520,000 at December 31, 2021), which was included through the business combination, other than from the foreign exchange conversion throughout the nine-month period of fiscal 2022.

8.	Costs and profits in excess of billings on uncompleted contracts

As at September 30, 2022, the Company had twenty contracts with total billings of $25,613,149 which were less than total costs incurred and had recognized cumulative revenue of $28,517,892 since those projects began. This compares with fourteen contracts with total billings of $16,676,700 which were less than total costs incurred and had recognized cumulative revenue of $21,599,410 as at December 31, 2021.

Changes in costs and profits in excess of billings on uncompleted contracts during the nine-month period are explained by $2,080,367 (2021 - $983,891) recognized at the beginning of the period being transferred to accounts receivable, and $62,400 (2021 - $4,832,968) resulting from changes in the measure of progress.

9.	Investment tax credits

An amount recognized in 2022 included $115,856 (2021 - $202,472) of investment tax credits earned in the period, as well as $Nil (2021 - $706,000) of investment tax credits earned in prior years that no longer met the criteria for recognition in 2021. $46,818 (2021 - $148,695) of the investment tax credits recognized in the period was recorded against cost of sales and services, $46,538 (2021 - ($684,709)) against research and development expenses and $22,500 (2021 - $32,486) against selling general and administrative expenses.

10.	Strategic investments

	September 30, 2022	December 31, 2021
	$	$
Beauce Gold Fields (“BGF”) shares – level 1	41,032	123,095
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	5,846,665	12,306,196
HPQ warrants – level 3	811,138	2,472,368
	6,698,835	14,901,659

Q3 2022	PyroGenesis Canada Inc.	8

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

The change in the strategic investments is summarized as follows:

	(“BGF”) shares – level 1		(“HPQ”) shares - level 1		HPQ warrants – level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2020	1,025,794	123,095	14,990,200	16,489,220	25,844,600	23,379,435
Additions	––	8,268,000		8,070,109	–	–
Exercised	––	16,250,000		11,700,000	(16,250,000)	(9,181,250)
Disposed	––	(12,755,600)		14,252,732	–	–
Change in the fair value	––	–		(9,700,401)	–	(11,725,817)
Balance, December 31, 2021	1,025,794	123,095	26,752,600	12,306,196	9,594,600	2,472,368
Additions[1]	–	–	6,800,000	3,196,000	6,800,000	408,000
Disposed	–	–	(10,624,500)	(3,703,237)	–	–
Change in the fair value	–	(82,063)	–	(5,952,294)	–	(2,069,230)
Balance, September 30, 2022	1,025,794	41,032	22,928,100	5,846,665	16,394,600	811,138
[1]	On April 20, 2022 the Company participated in an HPQ non-brokered private placement by acquiring 6,800,000 units at a price of $0.53 per unit for a total investment of $3,604,000. Each unit consists of one common share of HPQ and one common share purchase warrant. Each of these warrants entitles the Company to purchase one common share at a price of $0.60 for a period of 24 months from the closing date of the private placement.

At September 30, 2022 and December 31, 2021, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2022				December 31, 2021
Number of warrants	1,200,000	4,394,600	4,000,000	6,800,000	1,200,000	4,394,600	4,000,000
Date of issuance	29-Apr-20	2-Jun-20	3-Sep-20	20-Apr-22	29-Apr-20	2-Jun-20	3-Sep-20
Exercise price ($)	0.10	0.10	0.61	0.60	0.10	0.10	0.61
Assumptions under the Back Sholes model:
Fair value of the shares ($)	0.26	0.26	0.26	0.26	0.46	0.46	0.46
Risk free interest rate (%)	3.72	3.72	3.72	3.72	1.22	1.22	1.22
Expected volatility (%)	84.25	83.67	74.25	75.15	89.88	94.01	110.47
Expected dividend yield	–	–	–	–	–	–	–
Contractual remaining life (in months)	7	8	11	19	16	17	20

As at September 30, 2022, a gain from initial recognition of the warrants of $398,857 ($510,573 at December 31, 2021) has been deferred off balance sheet until realized.

11.	Deposits

	September 30, 2022	December 31, 2021
	$	$
Current portion:
Suppliers	1,086,810	1,236,211
Security deposit on leased premises	40,241	92,241
Total current	1,127,051	1,328,452
Non-current portion:
Suppliers	2,467	1,952
Security deposit on leased premises	38,803	246,804
Total non-current	41,270	248,756
Total Deposits	1,168,321	1,577,208

Q3 2022	PyroGenesis Canada Inc.	9

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

12.	Accounts payable and accrued liabilities

	September 30, 2022	December 31, 2021
	$	$
Accounts payable	5,356,095	5,457,259
Accrued liabilities	6,011,610	3,730,048
Sale commissions payable[1]	876,369	737,364
Accounts payable to the controlling shareholder and CEO	136,335	144,506
Accrued liabilities - trust beneficially owned by a shareholder	275,000	–
	12,655,409	10,069,177
[1]	Sale commissions payable relate to the costs to obtain long-term contracts with clients.

13.	Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $18,149,003 (2021 - $21,834,137).

Payments to date received were $25,512,109 on contracts in progress (2021 - $31,234,368).

Changes in billings in excess of costs and profits on uncompleted contracts during the nine-month period are explained by $3,430,725 (2021 - $6,268,910) recognized as revenue at the beginning of the period, and an increase of $1,393,599 (2021 - $9,076,169) resulting from cash received excluding amounts recognized as revenue.

14.	Term loans

	Economic Development Agency	Other Term	Other Term	Canada Emergency Business
	of Canada Loan[1]	Loans[2]	Loans[3]	Account Loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2021	87,985	24,700	28,220	50,000	190,905
Addition	292,942	–	–	–	292,942
Financing costs	(89,085)	–	–	–	(89,085)
Accretion	20,197	–	–	–	20,197
Payments	–	(9,733)	(14,939)	–	(24,672)
Balance, September 30, 2022	312,039	14,967	13,281	50,000	390,287
Less current portion	–	(13,782)	(13,281)	(50,000)	(77,063)
Balance, September 30, 2022	312,039	1,185	–	–	313,224
1	Maturing in 2029, non-interest bearing, payable in 60 equal instalments from April 2024 to March 2029. In January 2022 and April 2022, the Company received additional contributions of $155,735 and $137,207, respectively, which were discounted using the effective interest method using a rate of 8%.
2	Maturing October 23, 2023 bearing interest at a rate of 6.95% per annum, payable in monthly instalments of $1,200 (including interest in capital) secured by automobile (carrying amount of $14,033 at September 30, 2022).
3	Maturing in May 2023, payable in monthly instalments of $1,660, bearing interest at 7.45%.
4	Loan bearing no interest and no minimum repayment, if repaid by December 2023.

15.	Shareholders’ equity

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Q3 2022	PyroGenesis Canada Inc.	10

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

The following table sets out the activity in stock options:

	Number of	Weighted average
	options	exercise price
		$
Balance – December 31, 2020	9,040,000	1.57
Granted	2,970,000	4.55
Exercised	(3,482,000)	0.32
Forfeited	(125,000)	4.41
Balance, December 31, 2021	8,403,000	3.10
Granted	2,475,000	3.55
Exercised[1]	(1,200,000)	0.58
Forfeited	(240,000)	4.07
Balance, September 30, 2022	9,438,000	3.52
(1)	The weighted fair market value of the share price for options exercised in Q3, 2022 was $1.77.

As at September 30, 2022, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

Issuance date	Number of stock options 31-Dec-21	Granted	Exercised	Forfeitures	Number of stock options 30-Sep-22	Number of stock options vested [1]	Exercise price per option	Expiry date
							$
3-Nov-17	2,400,000	–	(1,200,000)	–	1,200,000	1,200,000	0.58	3-Nov-22
3-Jul-18	300,000	–	–	–	300,000	300,000	0.51	3-Jul-23
29-Oct-18	40,000	–	–	–	40,000	40,000	0.52	29-Oct-23
29-Sep-19	100,000	–	–	–	100,000	100,000	0.51	29-Sep-24
2-Jan-20	100,000	–	–	–	100,000	100,000	0.45	2-Jan-25
16-Jul-20	2,243,000	–	–	(40,000)	2,203,000	1,778,000	4.41	16-Jul-25
26-Oct-20	250,000	–	–	(200,000)	50,000	25,000	4.00	26-Oct-25
6-Apr-21	550,000	–	–	–	550,000	410,000	8.47	6-Apr-26
1-Jun-21	200,000	–	–	–	200,000	100,000	6.59	1-Jun-26
14-Jun-21	100,000	–	–	–	100,000	50,000	6.70	14-Jun-26
14-Oct-21	100,000	–	–	–	100,000	10,000	5.04	14-Oct-26
17-Dec-21	1,920,000	–	–	–	1,920,000	1,920,000	3.13	17-Dec-26
30-Dec-21	100,000	–	–	–	100,000	100,000	3.61	30-Dec-26
3-Jan-22	–	450,000	–	–	450,000	450,000	3.36	3-Jan-27
5-Apr-22	–	400,000	–	–	400,000	40,000	2.96	5-Apr-27
2-Jun-22	–	1,500,000	–	–	1,500,000	375,000	3.88	2-Jun-27
13-Jul-22	–	125,000	–	–	125,000	12,500	2.14	13-Jul-27
	8,403,000	2,475,000	(1,200,000)	(240,000)	9,438,000	7,010,500	3.52
(1)	At September 30, 2022, the weighted average exercise price for options outstanding which are exercisable was $3.26.

The fair value of the stock options was estimated by applying the Black Sholes options pricing model using the following assumptions:

Q3 2022	PyroGenesis Canada Inc.	11

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

Grant Date	January 3, 2022	April 5, 2022	June 2, 2022	July 13, 2022
Number of options granted	450,000	400,000	1,500,000	125,000
Exercise price ($)	3.36	2.96	3.88	2.14
Fair value of each option under the Black Scholes pricing model ($)	2.17	1.98	2.61	1.44
Assumptions under the Back Sholes model:
Market share ($)	3.33	2.96	3.88	2.14
Risk free interest rate (%)	1.25	2.50	2.87	3.11
Expected volatility (%)	82.45	83.36	83.31	83.31
Expected dividend yield	–	–	–	–
Expected life (number of months)	60	60	60	60
Forfeiture rate (%)	–	–	–	–

For the three-month and nine-month periods ended September 30, 2022, a stock-based compensation expense of $931,572 and $4,222,242, respectively, was recorded in Selling, general and administrative expenses in the Condensed Consolidated Statements of Comprehensive income (loss), ($673,194 and $4,884,219 for the three-month and nine-month periods ended September 30, 2021).

At September 30, 2022, an amount of $4,047,885 ($2,719,354 at December 31, 2021) remains to be amortized until June 2027 related to the grant of stock options.

16.	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Accounts receivable	(4,582,692)	(3,827,068)	(6,148,838)	(13,292,138)
Costs and profits in excess of billings on uncompleted contracts	1,290,731	(2,010,805)	2,017,967	(2,220,085)
Inventory	(168,708)	(192,192)	(830,156)	(548,647)
Investment tax credits receivable	(44,424)	(102,727)	(59,475)	255,368
Income taxes receivable	(1,327)	–	115,868	–
Deposits	(189,942)	511,182	1,587,574	(305,204)
Contract assets & other assets	(139,005)	–	(139,005)	–
Prepaid expenses	748,120	1,452,235	(635,039)	(593,106)
Accounts payable and accrued liabilities	3,353,412	1,673,971	2,688,775	1,177,390
Billings in excess of costs and profits on uncompleted contracts	822,997	171,213	(2,037,125)	(1,350,703)
	1,089,162	(2,324,191)	(3,439,454)	(16,877,125)

Q3 2022	PyroGenesis Canada Inc.	12

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

17.	Supplemental disclosure on statements of comprehensive income

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Inventories recognized in cost of sales	212,830	–	626,972	–
Amortization of intangible assets	218,760	91,333	656,278	104,892
Depreciation of property and equipment	155,481	93,701	446,883	254,079
Depreciation of right of use assets	157,844	153,177	479,466	404,188
Employee benefits	3,200,123	2,467,185	8,902,215	6,488,260
Share-based expenses	931,572	673,194	4,222,242	4,884,219
Awarded Government grants	43,012	30,949	137,523	177,693

18.	Net finance costs

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Financial expenses
Interest on term loans	1,435	3,100	3,038	12,538
Interest on lease liabilities	94,732	84,586	284,190	221,514
Interest accretion on balance due on business combination	43,222	–	170,310	–
Penalties and other interest expenses	83,404	3,868	144,181	15,004
	222,793	91,554	601,719	249,056
Financial income
Accretion interest on royalties receivable	(39,099)	(84,762)	(78,012)	(149,091)
Net finance costs	183,694	6,792	523,707	99,965

19.	Earnings (loss) per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding for the three- month and nine-month period ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Weighted daily average of Common shares	170,621,448	168,517,657	170,292,829	165,369,555
Dilutive effect of stock options	–	–	–	–
Dilutive effect of warrants	–	–	–	–
Weighted average number of diluted shares	170,621,448	174,385,624	170,292,829	165,369,555
Number of anti-dilutive stock options and warrants excluded from fully diluted earnings per share calculation	9,438,000	3,545,000	9,438,000	6,288,000

Q3 2022	PyroGenesis Canada Inc.	13

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

20.	Related party transactions

During the three and nine-month periods ended September 30, 2022, the Company concluded the following transactions with related parties:

In January 2020, the Company entered into a lease agreement for the rental of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. At September 30, 2022 the carrying amount of the ROU asset and lease liabilities are $849,034 and $929,488 ($1,107,131 and $Nil, respectively, at December 31, 2021).

Rent and property taxes charged by a trust whose beneficiary is the controlling shareholder and CEO of the Company, for the three and nine-month periods ended September 30, 2022 amount to $69,054 and $208,334, respectively ($68,825 and

$206,310 for the three and nine-month periods ended September 30, 2021, respectively).

A balance due to the controlling shareholder and CEO of the Company amounted to $136,335 ($144,506 at December 31, 2021) and is included in accounts payable and accrued liabilities.

The Key Management Personnel of the Company, in accordance with IAS 24, are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries – key management	270,532	253,805	844,374	714,019
Pension contributions	4,961	4,634	15,641	13,042
Fees – Board of Directors	45,700	72,400	134,700	147,400
Share-based compensation – officers	958,519	264,736	1,771,433	2,057,061
Share-based compensation – Board of Directors	221,197	251,467	1,979,410	1,963,317
Other benefits – key management	7,897	122,867	21,935	176,219
Total compensation	1,508,806	969,909	4,767,493	5,071,058

21.	Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at September 30, 2022 and December 31, 2021 the Company's exposure to foreign exchange risk for amounts denominated in US dollars is as follows:

	September 30, 2022	December 31, 2021
	$	$
Cash	451,897	1,714,670
Accounts receivable	14,769,360	14,465,011
Accounts payable and accrued liabilities	(989,503)	(1,023,999)
Total	14,231,754	15,155,682

Q3 2022	PyroGenesis Canada Inc.	14

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At September 30, 2022, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss and equity for the period ended September 30, 2022 would have been $1,423,175.

Credit risk and credit concentration

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at September 30, 2022 represents the carrying amount of cash and cash equivalents, accounts receivable (except sales tax receivable), deposits and royalties receivable. Cash and cash equivalents, which only comprise guaranteed investment certificates redeemable on relatively short notice by the Company, are held with major reputable financial institutions. The Company manages its credit risk by performing credit assessments of its customers. The Company does not generally require collateral or other security from customers on accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. Two customers accounted for 79% (one customer for 73% at December 31, 2021) of trade accounts receivable with amounts owing to the Company of $16,202,736 ($12,063,636 at December 31, 2021), representing the Company's major credit risk exposure.

The following table summarizes the Company’s concentration of credit risk as a percentage of revenue during the three- month and nine-month periods ended September 30, 2022.

	Three months ended September 30, 2022		Nine months ended September 30, 2022
		% of total		% of total
	Revenues	revenues	Revenues	revenues
	$	%	$	%
Customer 1	3,943,430	70	4,887,541	31
Customer 2	–	–	2,291,445	15
Customer 3	–	–	1,757,168	11
Total	3,943,430	70	8,936,154	57

Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable.

The royalties receivables are due from a company in which the Company has a strategic investments. The Company does not have collateral or other security associated with the collection of this receivable.

Fair value of financial instruments

The fair value represents the amount that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are calculated at a specific date taking into consideration assumptions regarding the amounts, the timing of estimated future cash flows and discount rates. Accordingly, due to its approximate and subjective nature, the fair value must not be interpreted as being realizable in an immediate settlement of the financial instruments.

There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Q3 2022	PyroGenesis Canada Inc.	15

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

Level 3 — inputs for the asset or liability that are not based on observable market data. The fair values of cash and cash equivalents, trade accounts receivable, deposits, accounts payable and accrued liabilities and bank indebtedness approximate their carrying amounts due to their short-term maturities.

Royalties receivable are discounted according to their corresponding agreements and are classified as Level 2. Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

The fair value of the term loans and the balance due on business combination as at September 30, 2022 is determined using the discounted future cash flows method and management's estimates for market interest rates for similar issuances. Given their recent issuance, their fair market values correspond to their carrying amount.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on cash equivalents, and term loans as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares and warrants of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 25% as at September 30, 2022, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $1,978,000 ($4,042,000 at December 31, 2021).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities at September 30, 2022:

	Carrying value	Total contractual amount	Less than one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Bank indebtedness	713,046	713,046	713,046	–	–	–
Accounts payable and accrued liabilities	12,655,409	12,655,409	12,655,409	–	–	–
Term loans	390,287	529,237	35,893	194,116	180,000	119,228
Balance due on business combination	3,904,735	4,137,820	3,048,920	1,088,900	–	–
Lease liabilities	5,629,237	10,600,618	3,342,450	1,831,758	3,477,088	1,949,322
	23,292,714	28,636,130	19,795,718	3,114,774	3,657,088	2,068,550

The Company's Canadian subsidiary benefits from a line of credit of $500,000, and the Italian subsidiary benefits from a 400,000 Euro ($539,020) line of credit, and security against these credit lines is provided only by the subsidiaries, and not PyroGenesis Canada Inc. At September 30, 2022, $437,121 was drawn on the Canadian facility and 206,176 Euro ($275,925) was drawn on the Italian facility.

Q3 2022	PyroGenesis Canada Inc.	16

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

22.	Contingent liabilities

The Company is currently a party to various legal proceedings. If management believes that a loss arising from these proceedings is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these proceedings is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these proceedings, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

23.	Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. On September 30, 2022, the Company’s working capital was $7,679,373 ($14,006,785 at December 31, 2021)

The management of capital includes shareholders’ equity for a total amount of $24,524,621 and term loans of $390,287 ($40,768,754 and $190,905 respectively at December 31, 2021), as well as cash and cash equivalents amounting to

$2,364,861 ($12,202,513 at December 31, 2021).

There were no significant changes in the Company’s approach during the current nine-month period and 2021 fiscal year, however, in order to maintain or adjust the capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

24.	Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors. The Company’s head office is located in Montreal, Quebec. The operations of the Company are located in three geographic areas: Canada, Italy and India.

Q3 2022	PyroGenesis Canada Inc.	17

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine month periods ended September 30, 2022 and 2021 (Unaudited)

The following is a summary of the Company’s revenue from external customers, by geography:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Canada	4,908,188	1,352,895	8,877,823	6,089,789
United States	474,436	1,957,777	1,821,310	6,683,583
Europe	60,770	558,430	1,339,912	620,673
Mexico	58,380	–	317,772	137,856
Asia	65,003	2,112,481	1,727,495	6,364,235
South America	17,133	523,254	179,839	1,153,284
India	73,873	2,813,089	1,447,575	2,813,581
	5,657,783	9,317,926	15,711,726	23,863,001

Revenue by product line and revenues recognized by revenue recognition method are presented in note 5.

25.	Subsequent Events

On October 19, 2022, the Company announced that it had completed a non-brokered Private Placement consisting of the issuance and sale of 1,014,600 units of the Company (the “Units”) at a price of $1.30 per Unit, for gross proceeds of

$1,318,980 to the Company. Each Unit consists of one Common Share of the Company and one Common Share Purchase Warrant. Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.75 until October 19, 2024. The Common Shares and Warrants issued in connection with the Private Placement, and the Common Shares underlying the Warrants, are subject to a statutory hold period of four months and one day from the date of the closing, in accordance with applicable securities legislation.

Q3 2022	PyroGenesis Canada Inc.	18